SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*

                                FLOOR DECOR, INC.
                                (Name of Issuer)

                         COMMON STOCK, PAR VALUE $0.001
                         (Title of Class of Securities)

                                    339752107
                                 (CUSIP Number)

                             SCOTT H. RICHTER, ESQ.
                    LECLAIR RYAN, A PROFESSIONAL CORPORATION
                                   11TH FLOOR
                               707 E. MAIN STREET
                            RICHMOND, VIRGINIA 23219
                                 (804) 783-2003
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  May 22, 2001
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all the exhibits. Seess.240.13d-1(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  339752107

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1.   Names of Reporting Persons.  I.R.S. Identification Nos. of above persons
     (entities only).

     Alvin J. Nassar
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2.   Check the Appropriate Box if a Member of Group        (a) [ x ]  (b) [   ]
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3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     PF
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) [  ]

     N/A
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     United States of America
--------------------------------------------------------------------------------
                           7.  Sole Voting Power

     Number of                 16,665,000(1)
     Shares              -------------------------------------------------------
     Beneficially          8.  Shared Voting Power
     Owned by
     Each                      -0-
     Reporting           -------------------------------------------------------
     Person                9.  Sole Dispositive Power
     With
                               16,665,000(1)
                         -------------------------------------------------------
                          10.  Shared Dispositive Power

                               -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     16,665,000(1)
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) [  ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     24.6%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     IN
--------------------------------------------------------------------------------

(1) Includes 5,915,000 shares held by the AJ Nassar Family Limited Partnership, a Florida limited partnership of which Alvin J. Nassar is general partner. See page 3 of this Schedule 13D.

                               Page 2 of 6 pages

CUSIP No.  339752107

--------------------------------------------------------------------------------
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

     AJ Nassar Family Limited Partnership   Tax ID # -- 65-1036385
--------------------------------------------------------------------------------
2.   Check the Appropriate Box if a Member of Group       (a) [ x ]   (b) [   ]
--------------------------------------------------------------------------------
3.   SEC Use Only
--------------------------------------------------------------------------------
4.   Source of Funds (See Instructions)

     WC
--------------------------------------------------------------------------------
5.   Check if Disclosure of Legal Proceedings is Required Pursuant to
     Items 2(d) or 2(e) [  ]

     N/A
--------------------------------------------------------------------------------
6.   Citizenship or Place of Organization

     Florida
--------------------------------------------------------------------------------
                           7.  Sole Voting Power

     Number of                 5,915,000
     Shares              -------------------------------------------------------
     Beneficially          8.  Shared Voting Power
     Owned by
     Each                      -0-
     Reporting           -------------------------------------------------------
     Person                9.  Sole Dispositive Power
     With
                               5,915,000
                         -------------------------------------------------------
                          10.  Shared Dispositive Power

                               -0-
--------------------------------------------------------------------------------
11.  Aggregate Amount Beneficially Owned by Each Reporting Person

     5,915,000
--------------------------------------------------------------------------------
12.  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) [  ]
--------------------------------------------------------------------------------
13.  Percent of Class Represented by Amount in Row (11)

     8.7%
--------------------------------------------------------------------------------
14.  Type of Reporting Person (See Instructions)

     PN
--------------------------------------------------------------------------------

                               Page 3 of 6 pages

CUSIP No.  339752107

ITEM 1.  SECURITY AND ISSUER.

     This statement on Schedule 13D relates to the common stock, par value $0.001 per share (the "Common Stock") of Floor Decor, Inc. (the "Company"). The Company's principal executive offices are located at 6001 Powerline Road, Ft. Lauderdale, Florida 33309.

ITEM 2.  IDENTITY AND BACKGROUND.

     This statement on Schedule 13D is being filed by (i) Mr. Alvin J. Nassar, an individual ("Mr. Nassar"), and (ii) the AJ Nassar Family Limited Partnership, a Florida limited partnership (the "Partnership" and together with Mr. Nassar, the "Reporting Persons"). The business address of each Reporting Person is 6001 Powerline Road, Ft. Lauderdale, Florida 33309.

     Mr. Nassar has sole voting and dispositive power with respect to the 10,750,000 shares to which this statement relates that are directly held by him individually. The 5,915,000 shares to which this statement relates on behalf of the Partnership are directly held by it in its capacity as a Florida limited partnership. The general partner of the Partnership is Mr. Nassar. As general partner of the Partnership, Mr. Nassar has sole voting and dispositive power with respect to the 5,915,000 shares held by the Partnership.

     The Partnership is a limited partnership organized under the laws of the state of Florida. The principal business of the Partnership is serving as a private investment limited partnership investing in various public and private entities. Mr. Nassar is a United States citizen and is Chairman and Chief Executive Officer of the Company.

     None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     On May 22, 2001, pursuant to the terms of the Share Sale and Merger Agreement (the "Merger Agreement"), dated as of May 21, 2001, by and among Media Communications Group, Inc., a Delaware corporation ("MCG"), Media Flooring, Inc., a Florida corporation and wholly owned subsidiary of MCG ("MF"), Floor Decor, Inc., a Florida corporation ("FD"), and the shareholders of FD, MF merged with FD (the "Merger"). After the Merger, MCG changed its name to Floor Decor, Inc. In connection with the Merger, the Company issued to the former shareholders of FD, including Mr. Nassar, an aggregate of 21,900,000 shares of common stock, aggregating approximately 40% of the issued and outstanding shares of common stock of the Company.

     The shares of FD common stock acquired by Mr. Nassar indvidually before the Merger were purchased with personal funds. The shares of FD common stock acquired by the Partnership before the Merger were purchased with working capital.

                               Page 4 of 6 pages

CUSIP No.  339752107

ITEM 4.  PURPOSE OF THE TRANSACTION.

     All Common Stock held by the Reporting Persons is being held for investment purposes. Subject to economic considerations and market conditions, the Reporting Persons may, from time to time, acquire additional shares of Common Stock in the open market or in privately negotiated transactions or may dispose of such securities or the securities they presently own in the open market or in private transactions. Mr. Nassar, as Chairman and Chief Executive Officer of the Company, may engage in activities intended to influence the business strategy or management of the Company.

     Except as indicated above, the Reporting Persons have no plans or proposals which relate to or would result in any of the events, actions or conditions specified in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.  INTERESTS IN SECURITIES OF THE ISSUER.

     (a) This statement on Schedule 13D relates to (i) 10,750,000 shares of Common Stock deemed beneficially owned individually by Mr. Nassar, which constitute approximately 15.9% of the issued and outstanding shares of Common Stock, and (ii) 5,915,000 shares of Common Stock deemed beneficially owned by the Partnership and Mr. Nassar, which constitute approximately 8.7% of the issued and outstanding shares of Common Stock, and which together with the shares of Common Stock that Mr. Nassar may be deemed to beneficially own individually constitutes 24.6% of the issued and outstanding shares of Common Stock.

     (b) Mr. Nassar has sole voting and dispositive power with respect to 16,665,000 shares of Common Stock.

     (c) The Reporting Persons have not purchased or sold shares of Common Stock within the past 60 days.

     (d) Not applicable.

     (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

     Except as set forth above in Item 2, there exist no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any other persons with respect to any securities of the Company, including but not limited to transfer or voting of any securities, finders' fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

         Exhibit A:        Joint Filing Statement.

         Exhibit           B: Merger Agreement (incorporated by reference to
                           Exhibit 2.1 of the Company's Current Report on Form 8-K dated May 22, 2001).

                                Page 5 of 6 pages

                                   SIGNATURES

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: April 22, 2002        AJ NASSAR FAMILY LIMITED PARTNERSHIP


                             /s/ Alvin J. Nassar
                             ---------------------------------------------------
                             By:  Alvin J. Nassar
                                  General Partner


                             ALVIN J. NASSAR
                             (individual)

                             /s/ Alvin J. Nassar
                             ---------------------------------------------------
                             By:  Alvin J. Nassar


                                Page 6 of 6 pages

                                    EXHIBIT A

                             JOINT FILING AGREEMENT

     The  undersigned  acknowledge  and agree that the  foregoing  statement  on
Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning any other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated this 22nd day of April, 2002.


                     AJ NASSAR FAMILY LIMITED PARTNERSHIP


                     /s/ Alvin J. Nassar
                     -----------------------------------------------------------
                     By:  Alvin J. Nassar
                          General Partner


                     ALVIN J. NASSAR
                     (individual)


                     /s/ Alvin J. Nassar
                     -----------------------------------------------------------
                     By:  Alvin J. Nassar